96 feet Averaging 0.472 opt Au and a further 49 feet Averaging 0.767 opt Au in drilling at Jerritt Canyon, Nevada

Vancouver, BC – February 14, 2011 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce additional assay results from its 2010 Smith Mine underground exploration drilling at its gold producing Jerritt Canyon property in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

Assay results have been received as of January 25, 2011 for the final drill hole number SMI-LX-757 that was completed as part of the 2010 Smith Mine underground drill hole program (see drill hole location plan maps which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/NR_03_2011_UG_DDH.pdf). This drill program is continuing in 2011 and testing favorable ore controlling structures proximal to the existing underground workings and is also intended to expand and convert existing resources outlined in the most recent NI 43-101 report published in 2008.

Drill hole SMI-LX-757 is a resource conversion drill hole that was drilled from an underground drill station in Zone 2 of the mine and is located east of drill hole SMI-LX-755 and west of and below hole SMI-LX-756. Assays for these other two drill holes have been previously reported in the press release dated January 24, 2011. Four separate zones from drill hole SMI-LX-757 contain significant assay results (see Table 1):

Table 1. Significant Drill Hole Assay Results from Drill Hole SMI-LX-757 in Zone 2.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-757	60.0 ft 18.3 m	117.0 ft 35.7 m	57.0 ft 17.4 m	0.224 opt 7.68 g/t
	168.0 ft 51.2 m	264.0 ft 80.5 m	96.0 ft 29.3 m	0.472 opt 16.18 g/t
	362.0 ft 110.4 m	375.0 ft 114.3 m	13.0 ft 3.9 m	0.145 opt 4.97 g/t
	467.0 ft 142.4 m	516.0 ft 157.3 m	49.0 ft 14.9 m	0.767 opt 26.30 g/t
Notes: (1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t) (2) The total depth of drill hole SMI-LX-757 is 550 ft

These results confirm the continuity of the gold mineralization in the area north of existing Zone 2 mine workings and west-southwest of existing Zone 5 workings.

SMI-LX-757 was drilled in the hanging wall parallel to the strike of the northwest-trending Coulee fault zone. The first mineralized intercept was characterized by intense silicification and quartz vein breccia in the Ordovician-Silurian Hanson Creek Formation (unit 1) adjacent to decalcified, carbonaceous, and sheared Hanson Creek Formation (unit 3). The second mineralized zone consists of decalcified and locally silicified rock from the Hanson Creek Formation (unit 3) with trace realgar. The third relatively narrow intercept is not strongly altered but contains moderate realgar in slightly sheared rock from the Hanson Creek Formation (unit 3). The final mineralized interval is characterized by carbonaceous, decalcified, and argillized rock from the Hanson Creek Formation (unit 3) with some pyrite lenses, disseminated pyrite, and/or locally abundant realgar.

Drill holes SMI-LX-758 and SMI-LX-759 were drilled in January 2011 above and below SMI-LX-757 to test the vertical extent of the mineralization encountered in drill hole SMI-LX-757. Results of these two drill holes are pending. Additional drilling is planned in 2011 from the same Zone 2 drill station to test the lateral extents of the mineralization.

Assays from the underground diamond drill hole reported in this news release were performed by ALS Laboratory Group in Reno, Nevada, using standard fire assay techniques. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The Company's 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company's website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled by Laura Symmes, Geologist, at the Jerritt Canyon Mine. This news release was reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.